UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42462

MINT INCORPORATION LIMITED

(Translation of registrant’s name into English)

503 Park Tower, 15 Austin Road,
Tsim Sha Tsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On January 8, 2025, Mint Incorporation Limited,  a British Virgin Islands company  (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Benjamin Securities, Inc., as the representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment initial public offering (the “Offering”) an aggregate of 1,750,000 Class A ordinary shares (the “IPO Shares”) of the Company of no par value (the “Class A Ordinary Shares”), at offering price of $4.00 per share (the “Public Offering Price”).

The IPO Shares were offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-281922), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on December 20, 2024. A final prospectus dated January 10, 2025 relating to this Offering was filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

Pursuant to the Underwriting Agreement, the Company has also granted the Underwriters a 45-day option to purchase up to an additional 262,500 Class A Ordinary Shares to cover over-allotments, if any (the “Over-Allotment Option”).

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

On January 8, 2025, the Company issued a press release furnished herewith as Exhibit 99.1, announcing the pricing of the Offering on January 8, 2025.

On January 10, 2025, the Class A Ordinary Shares commenced trading under the symbol “MIMI.”

On January 10, 2025, the Underwriters exercised the Over-Allotment Option in full to purchase an additional 262,500 Class A Ordinary Shares.

On January 13, 2025, the Company closed the Offering and the Over-Allotment Option. The Company received $8.05 million in gross proceeds from the Offering and the full exercise of the Over-Allotment Option, before deducting underwriting discounts and other estimated expenses payable by the Company.

On January 13, 2025, the Company issued a press release furnished herewith as Exhibit 99.2, announcing the closing of the Offering.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated January 8, 2025, between the Company and Benjamin Securities, Inc., as the representative of the Underwriters
99.1	Pricing Press Release
99.2	Closing Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2025	Mint Incorporation Limited

	By:	/s/ Hoi Lung CHAN
	Name:	Hoi Lung CHAN
	Title:	Chief Executive Officer and Director

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